SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

PERION NETWORK LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01 Per Share

(Title of Class of Securities)

M78673106

(CUSIP Number)

Ronen Shilo
c/o Conduit Ltd.
2 Ilan Ramon Street
Ness-Ziona, Israel 7403635
Telephone: +972-8-946-1713

with a copy to:

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan, Israel 52506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2017

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M78673106
1.	NAMES OF REPORTING PERSONS Ronen Shilo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,508,847
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,508,847
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,508,847
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage is based upon 77,550,069 ordinary shares outstanding as of March 1, 2017, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 7, 2017.

Item 1.  Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D filed on January 13, 2014 (the “Statement”), as amended by Amendment No. 1 thereto, filed on November 25, 2015 (“Amendment No. 1”), relates to the ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”) of Perion Network Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim St., Holon, Israel 5885849.

This Amendment No. 2 is being filed by Ronen Shilo, an individual (the “Reporting Person”) to report his sale, on May 25, 2017, of 1,350,000 Ordinary Shares (the “Shares”), which has reduced his beneficial ownership by in excess of one percent (1%) of the Issuer’s outstanding Ordinary Shares since the filing of Amendment No. 1. The sale of the Shares was effected via a block trade managed by a broker-dealer.

This Amendment No. 2 amends and supplements the Statement, as previously amended and supplemented by Amendment No. 1. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement and in Amendment No. 1.

Item 2.  Identity and Background.

The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 2.

Item 3.  Source and Amount of Funds or Other Consideration.

The information concerning the source and amount of consideration provided by the Reporting Person for his acquisition of Ordinary Shares that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 2.  The Reporting Person has not acquired any additional Ordinary Shares since the filing of the Statement.

Item 4. Purpose of Transaction.

The Reporting Person may acquire or sell additional Ordinary Shares from time to time. The Lock-Up Arrangements described in Item 6 of the Statement have expired.

Other than as described immediately above, as of the filing of this Amendment No. 2, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from the NASDAQ Global Market or any other national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 2 are made on the basis of 77,550,069 Ordinary Shares outstanding as of March 1, 2017, based on outstanding share information published by the Issuer in its Annual Report on Form 20-Ffor the year ended December 31, 2016, filed with the SEC on March 7, 2017.

(a)          The Reporting Person beneficially owns 7,508,847 Ordinary Shares of the Issuer (consisting of remaining Shares acquired by him upon the closing under the Share Purchase Agreement), representing approximately 9.7% of the issued and outstanding share capital of the Issuer.

(b)          The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition of, the 7,508,847 Ordinary Shares that he currently beneficially owns.  The voting commitments of the Reporting Person to the Issuer under the Standstill Agreement that served as Exhibit 2 to the Statement have terminated.

(c)          As noted in Item 1 above, the Reporting Person sold 1,350,000 Shares on May 25, 2017 at a sales price of $1.50 per Share via a block trade managed by a broker-dealer.  Other than that transaction, the Reporting Person has not effected any transaction in the Ordinary Shares of the Issuer during the last 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Lock-Up Arrangements, Standstill Agreement and Registration Rights Undertaking set forth in Item 6 of the Statement, as well as the filing and effectiveness of the Purchase Agreement F-3, as set forth in Item 6 of Amendment No. 1, are incorporated by reference herein. The transfer restrictions under the Lock-Up Arrangements have expired, such that the Reporting Person is now free to transfer any Ordinary Shares acquired by him pursuant to the Share Purchase Agreement (subject to applicable securities laws restrictions, if any). The voting commitments of the Reporting Person to the Issuer under the Standstill Agreement have similarly expired.

Other than as described in Item 6 of the Statement, Item 6 of Amendment No. 1, and above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Form of Registration Rights Undertaking by Perion in favor of the former shareholders of ClientConnect, annexed as Appendix C to the Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer furnished by Perion to the SEC on October 15, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronen Shilo RONEN SHILO

Dated: May 31, 2017